                                                                     EXHIBIT 4.3



          SHOLODGE INC. DISTRIBUTES PREFERRED SHARE PURCHASE RIGHTS

GALLATIN, Tenn., (July 1, 1997) -- ShoLodge, Inc., (nasdaq/NM:LODG) today announced that its Board of Directors has authorized the distribution of one preferred share purchase right on each outstanding share of ShoLodge common stock. The rights will be exercisable only if a person or group acquires 15% or more of ShoLodge's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Each right would entitle shareholders to buy one one-hundredth of a share of a new series of subordinated preferred stock at an exercise price of $60.

                  Leon Moore, Chief Executive Officer of ShoLodge Inc., stated, "The rights are designed to assure that all of ShoLodge's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeezeouts, open market accumulations and other abusive tactics to gain control of ShoLodge without paying all shareholders an appropriate control premium."

                  If ShoLodge were acquired in a merger or other business combination transaction, each right would entitle its holder to purchase, at the right's then-current exercise price a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 15% or more of ShoLodge's outstanding common stock, each right would entitle its holder (other than the acquiring person or members of the acquiring group) to purchase, at the right's then-current exercise price, a number of ShoLodge's common shares having a market value of twice that price.

                  After a person or group acquires beneficial ownership of 15% or more of the Company's common stock and before an acquisition of 50% or more of the common stock, the Board of Directors could exchange the rights (other than rights owned by the acquiring person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of preferred stock) per right.

                  Until a person or group has acquired beneficial ownership of 15% or more of the ShoLodge's common stock, the rights will be redeemable for one cent per right at the option of the board of directors.

                  The rights are intended to enable all ShoLodge shareholders to realize the long-term value of their investment in the Company. The Company believes they will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the board prior to attempting a takeover.

                  The rights will be distributed to shareholders of record on July 15, 1997 and will expire on July, 2007. The rights distribution is not taxable to shareholders.

                  ShoLodge owns, develops and operates the Sumner Suites brand of hotels and owns, develops, operates and franchises Shoney's Inns and Shoney's Inns & Suites.

                                    -END-


                                      2